AdvisorShares Trust

2 Bethesda Metro Center,

Suite 1330

Bethesda, Maryland 20814

July 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Valerie Lithotomos

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-182110)

Ladies and Gentleman:

On behalf of AdvisorShares Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s registration statement on Form N-14 (File No. 333-182110), which was filed with the U.S. Securities and Exchange Commission on June 6, 2012 (EDGAR Accession No. 0001144204-12-034720) (the “AdvisorShares N-14”). Subsequent to filing the AdvisorShares N-14, the Trust’s Board of Trustees decided not to proceed with the Agreement and Plan of Reorganization or the transactions contemplated therein. No securities were sold in connection with the above referenced registration statement.

If you have any questions or comments, please do not hesitate to call Laura E. Flores at 202.373.6101 or W. John McGuire at 202.373.6799.

Sincerely,

AdvisorShares Trust

By:	/s/ Dan Ahrens
Dan Ahrens
Secretary